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                                                               February 26, 2008

VIA EDGAR
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Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-4644

          RE: METROPOLITAN SERIES FUND, INC. - MFS VALUE PORTFOLIO PRELIMINARY INFORMATION STATEMENT FILED ON FEBRUARY 15, 2008

Ladies and Gentlemen:

          On behalf of Metropolitan Series Fund, Inc., (the "Registrant"), we respond below to the staff's comments regarding the above-referenced filing. The comments were provided by telephone by Allison White of the Office of Insurance Products on February 20, 2008.

          We set forth below each specific staff comment and then provide our response.

          Comment 1. In the "Introduction" section, fourth sentence. Add the
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address of MetLife Advisers, LLC.

          Response: We have included the requested disclosure.
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          The Registrant hereby acknowledges that:

..    The Registrant is responsible for the adequacy and accuracy of the disclosure in the Information Statement;

..    Comments by the staff of the Securities and Exchange Commission (the
     "Commission") or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Information Statement; and

..    The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


          Please contact me at (617) 578-4202 if you have any questions on our responses to the staff's comments.

Respectfully submitted,


/s/ Sandra Madden
MetLife Advisers, LLC